

16012476

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123.
Expires: March 16, 201
Estimated average burden
Hours per response. . . . . 12.00.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

C & C Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 Arch Street (1st Floor)
(No. and Street)

Greenwich	**CT**	**06830**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Charlton III **(212)433-5470**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue	**New York**	**New York**	**10022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form

displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **William Charlton III**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

C & C Trading, LLC, as

of **December 31**, 20 **15**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Member

Title




MONICA ELLIS
Notary Public, State of Connecticut
My Commission Expires Apr. 30, 2018

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123.
Expires: March 16, 201
Estimated average burden
Hours per response. . . . . 12.00.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48631

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

C & C Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 Arch Street (1st Floor)
(No. and Street)

Greenwich	**CT**	**06830**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Charlton III **(212)433-5470**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue	**New York**	**New York**	**10022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form**

C&C Trading, LLC

Statement of Financial Condition

December 31, 2015


PKF
O'CONNOR
DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
C&C Trading, LLC

We have audited the accompanying statement of financial condition of C&C Trading, LLC (the "Company") as of December 31, 2015, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

PKF O'Connor Davies, LLP

February 26, 2016

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

C&C Trading, LLC

Statement of Financial Condition
December 31, 2015

ASSETS	
Cash and cash equivalents	$ 96,701
Due from broker	24,242,085
Securities owned	25,575,252
Property and equipment, net of accumulated depreciation of $218,605	63,738
Other assets	63,784
	$ 50,041,560
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Securities sold, not yet purchased	$ 27,925,588
Accounts payable and accrued liabilities	312,637
Total Liabilities	28,238,225
Member's equity	21,803,335
	$ 50,041,560

See notes to statement of financial condition

1. Business Operations and Organization

C&C Trading, LLC (the "Company") is a privately held proprietary trading firm. The Company engages in various trading and market making strategies in equities, ETFs, futures, options and other securities and commodities. The Company focuses on arbitrage and relative value strategies. The Company is a registered market maker on the BATS exchange, and the NYSE ARCA. The Company is also a member of the Chicago Mercantile Exchange's COMEX division. The Company's transactions are cleared through and financed by three clearing brokers.

Effective February 15, 2012, C&C Global Markets, LLC ("C&C Global"), a holding Company registered in the state of Delaware, became the sole Class A Member of the Company. Pursuant to C&C Global's operating agreement, a resolution was passed appointing its managing member and certain other members to act in the capacity of Managers of the Company.

The Class A Member of C&C Trading calls for and receives distributions from the equity of C&C Trading based upon a portion of the Net Trading Profits. Class B members of C&C Global ("Class B Members") manage their own or any other trading accounts of C&C Trading, if any, in accordance with the C&C Trading operating agreement, dated February 15, 2012. Compensation to Class B members for managing such trading is at the discretion of and determined by the Manager of the Class A Member of C&C Trading based upon the distributions made to C&C Global. Substantially all of the Company's equity is with the Class A member.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investment instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

2. Significant Accounting Policies *(continued)*

Fair Value Measurements

The Company follows Financial Accounting Standards Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist. At December 31, 2015, all of the Company's investments were in equity securities, bonds, options and exchange traded funds (ETFs) which are valued using Level 1 inputs.

Investment Valuation and Income Recognition

Investments are carried at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses on investments are included in the determination of securities trading income.

Property and Equipment

Property and equipment acquisitions are stated at cost and are depreciated using the straight-line method over the useful lives of the assets.

Foreign Currency Transactions

Realized and unrealized gains and losses resulting from foreign currency transactions are included in net income.

Income Taxes

The Company is a limited liability company. Accordingly, no provision for income taxes is made in the financial statements, and all taxable income and expense flows to the members.

The Company recognizes the effect of income tax positions only when they are more likely than not of being sustained. At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to 2012.

2. Significant Accounting Policies *(continued)*

Securities Sold, not yet purchased

The Company has sold securities that it does not own and will, therefore, be obligated to purchase such securities at a future date.

A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in amount, are recognized at fair value.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is February 26, 2016.

3. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 ("SEA"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $20,130,398 which was $19,580,398 in excess of its minimum requirement of $550,000. The Company's net capital ratio was .0155 to 1 as of December 31, 2015.

The Company is exempt from the provisions of SEA Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

4. Property and Equipment

The classes of property and equipment and the related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Electronic Equipment	$ 215,436	$ 175,472	$ 39,964
Software	$ 29,255	$ 29,255	$ -
Furniture	$ 37,651	$ 13,877	$ 23,774
	$ 282,342	$ 218,604	$ 63,738

5. Commitments

The Company leases office space in New York on a month to month basis. The fixed monthly rent was $8,029 through June 2015 and was $8,286 from July through December 2015.

The Company also entered into a lease agreement for an office in Greenwich, Connecticut starting in August 2015. The term of the lease is three years.

Remaining future minimum payments under the operating lease are as follows:

Year ending December 31,		Amount
2016	$	72,000
2017		72,667
2018		42,933
Total	$	187,600

6. Concentration of Credit Risk

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or the issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. A substantial portion of the Company's assets are on deposit with clearing brokers.

7. Subsequent events

The Company's member took a distribution of $3,000,000 on January 5' 2016.

* * * * *